Exhibit 23.1

Independent Auditors' Consent

The Board of Directors
CenturyTel, Inc.:

We consent to the incorporation by reference into the Registration Statement on Form S-8 of CenturyTel, Inc. relating to the issuance of up to 400,000 shares of common stock pursuant to the CenturyTel, Inc. Union Group Incentive Plan of our report dated January 26, 2001, relating to the consolidated balance sheets of CenturyTel, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, and related financial statement schedules, which report appears in the 2000 Annual Report on Form 10-K of CenturyTel, Inc.

/S/ KPMG LLP

Shreveport, Louisiana
July 10, 2001